

January 30, 2013

Via E-Mail
Michael Glazer
Chief Executive Officer
Stage Stores, Inc.
10201 Main Street
Houston, TX 77025

> **Re: Stage Stores, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2012**
> **Filed March 28, 2012**
> **Form 10-Q for the Fiscal Quarter Ended October 27, 2012**
> **Filed December 6, 2012**
> **File No. 001-14035**

Dear Mr. Glazer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 22

2011 Compared to 2010, page 22

1.   Please tell us and revise to disclose in future filings whether your comparable store sales increases (decreases) include the effects of your eCommerce sales. To the extent that eCommerce sales are included and they had a measureable effect on your comparable store increases (decreases) for the periods presented, also:

- Discuss the reason(s) for the change in calculating this metric upon the launch of your website in November 2010;

- Confirm to us that you will present this key performance indicator on both the basis of excluding eCommerce sales and including eCommerce sales in future filings or, alternatively, separately quantify the eCommerce activity included in this metric for each period presented; and

- Please provide us with the text of your proposed future disclosure in your response.

Consolidated Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-8

Note 1 – Description of Business and Significant Accounting Policies, page F-8

Loyalty Program

2.   We note the customer benefits under your private label credit card disclosed on page nine, and also summarized on the Company's website. We further note on page 18 of your October 27, 2012 Form 10-Q that in early November, you launched a new customer loyalty program which provides significantly enhanced benefits and incentives exclusively for private label credit card holders. Please tell us how you account for the rewards under your loyalty program, and cite the authoritative guidance that you follow. Also confirm to us that you will provide such disclosure in future filings and provide us with the text of your proposed future disclosure.

Form 10-Q for the Fiscal Quarter Ended October 27, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 18

3.   We observed in your earnings call transcripts your discussions of comparable store sales by both geographic region and merchandise category. In this regard, we note your discussions of the Texas and Louisiana stores that outperformed the Company average in the second quarter of 2012; the reasons for the significant increases in home and gifts for the second and third quarters of 2012 and the reasons for the increase in cosmetics for the second quarter of 2012. Please confirm to us that you will expand your discussion in future filings to include quantitative disclosure of the comparable store sales changes by geographic region and by merchandise category, and a qualitative discussion of the underlying factors that caused the changes. In your response, please provide us with the

text of your proposed future disclosure based on your financial statements for the thirteen and thirty-nine weeks ended October 27, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining